Exhibit 3.2

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

KORTH DIRECT MORTGAGE INC.

(Document No. P190000466390)

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION

OF

SERIES A 6% CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED STOCK

Pursuant to the provisions of Section 607.1006, Florida Statutes, and with the approval of the holders of the Company’s Common Stock and Series A 6% Cumulative Perpetual Convertible Preferred Stock (the “Series A Preferred Stock”), the Company’s Board of Directors has adopted the following resolutions amending and restating the Company’s Certificate of Designation of Series A 6% Cumulative Perpetual Convertible Preferred Stock filed on September 20, 2019 (the “Series A Designation”), as follows:

RESOLVED, That the Series A Designation is hereby amended to read in its entirety as follows:

1.             Designation and Amount. The shares of such series shall be designated as the Series A 6% Cumulative Perpetual Convertible Preferred Stock (the “Series A Preferred Stock”) and the number of shares constituting such series shall be Four Hundred Thousand (400,000). Such number of shares may be increased or decreased from time-to-time by resolution of the Board of Directors; provided, however, that such number may not be decreased below the number of then currently outstanding shares of Series A Preferred Stock. The shares of Series A Preferred Stock shall rank senior, as to dividends and upon liquidation, dissolution and winding up, to the Common Stock and to any other class or series of capital stock of the Company now or hereafter authorized, issued or outstanding; provided, however, that without the consent of the holders of the Series A Preferred Stock the Company may authorize and issue Mortgage Secured Notes and shares of securities junior to or at parity with the Series A Preferred Stock and any other class or series of stock of the Company, with respect to the payment of dividends and the distribution of assets in the event of any dissolution, liquidation or winding up of the Company, as set forth below.

2.             Certain Definitions. For the purposes of this Certificate of Designation which embodies this resolution, unless the content otherwise requires, capitalized terms used and not otherwise defined in such Certificate of Designation shall have the following meaning (with terms defined in the singular having comparable meanings when used in the plural):

“Business Day” shall mean any day on which banks are open for business in Boca Raton, Florida (other than a Saturday or Sunday), provided that any reference to “days” (unless Business Days are specified) shall mean calendar days.

“Capital Stock” means the Series A Preferred Stock, any other series of Preferred Stock, Common Stock of any class, and any other class or series of capital stock or other equity securities of the Company, whether authorized as of or after the date hereof.

“Common Stock” means, collectively: (a) the common stock, par value $.001 per share, of the Company, and any stock into which such stock shall have been converted or changed or any stock resulting from any reclassification of such stock and all other stock of any class or classes (however designated) of the Company, the holders of which shall have the right, without limitation as to amount, either to all or to a share of the balance of current dividends and liquidating dividends after the payment of dividends and distributions on any shares entitled to preference; and (b) any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

“Company” shall mean Korth Direct Mortgage Inc., a Florida corporation.

“Conversion Rate” shall mean five (5) shares of Common Stock for each share of Series A Preferred Stock.

“Convertible Security” shall mean, with respect to the Company, any evidence of indebtedness, shares of stock or other securities directly or indirectly convertible into or exchangeable for Common Stock or Preferred Stock, but excluding Options.

“Holder” shall mean a holder of the Series A 6% Cumulative Perpetual Convertible Preferred Stock.

“Junior Securities” means the Common Stock and all other equity or equity equivalent securities of the Company other than those securities that are senior or pari passu in rights or liquidation preference to the Series A Preferred Stock.

“Liquidity Event” shall mean (a) the liquidation, dissolution or winding up of the Company, (b) the merger, consolidation or similar transaction of the Company with or into another entity (if after such merger the holders of a majority of the Company's voting securities immediately prior to the transaction do not hold a majority of the voting securities of the successor entity), or (c) the sale, license or lease of all or substantially all of the Company's assets.

“Mortgage Secured Notes” shall mean the Company’s mortgage secured notes (also referred to herein as “MSN’s”) issued or issuable by the Company as special limited obligations on a pass-through basis. The Company is required to make payments on MSNs only to the extent that payments are received from borrowers. The Company forwards borrower payments that it receives to MSN noteholders less a Company service fee.

“Preferred Stock” means, collectively, (a) the Series A Preferred Stock and (b) any other class of preferred stock of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

“Series A Preferred Stock” means the Series A 6% Cumulative Perpetual $25 Liquidation Value Convertible Preferred Stock, of the Company.

3.             Dividends and Distributions.

(a)       Holders of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, out of assets legally available for the payment of dividends, cash dividends based on the liquidation preference of the Preferred Stock at a rate equal to 6% of the $25.00 liquidation value per annum for each Series A Preferred Stock dividend period from the original issue date of the Series A Preferred Stock. If the Company issues additional shares of the Preferred Stock after the original issue date, dividends on such shares will accrue from the date such additional shares are issued.

(b)       If declared, dividends will be payable on the Preferred Stock on the following dates (each, a “Preferred Stock Dividend Payment Date”), dividends will be payable quarterly, on the 15th of each month beginning on December 15, 2019 and on March 15, June 15, and September 15 thereafter. The first payment will be made based on the number of days between the issue date and December 15, 2019, at an amount of the dividend rate divided by 360. If any date on which dividends would otherwise be payable is not a Business Day, then the Preferred Stock Dividend Payment Date will be the next Business Day, without any adjustment to the amount. A “Business Day” means any weekday that is not a legal holiday in New York, New York and that is not a day on which banking institutions in New York, New York, or Miami, Florida, are closed.

(c)       Dividends will be payable to holders of record of Preferred Stock as they appear on the Company’s books and/or the Depository Trust Company, as applicable, on the applicable record date, which shall be the last Business Day of the calendar month before the applicable Dividend Payment Date. A “Preferred Stock Dividend Period” is the period from and including a Preferred Stock Dividend Payment Date to, but excluding, the next Preferred Stock Dividend Payment Date, except that the initial Preferred Stock Dividend Period will commence on and include the original issue date of Preferred Stock. Dividends payable on Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months.

(d)       Dividends on the Preferred Stock will be cumulative. If the Board of Directors of the Company does not declare a dividend on the Preferred Stock in respect of Preferred Stock Dividend Period, then a dividend shall be deemed to have accrued for such dividend period, and the Company will have the obligation to pay any dividend for that Preferred Stock Dividend Period prior to a dividend’s being declared or paid or set aside for payment, and no distribution shall be declared or made or set aside for payment, on any Junior Securities.

(e)       No shares of Junior Securities outstanding at the time of issuance of any shares of Series A Preferred Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly, other than (i) as a result of a reclassification of Junior Securities for or into other Junior Securities, (ii) the exchange or conversion of one share of Junior Securities for or into another share of Junior Securities, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Securities.

(f)       Subject to the foregoing, and not otherwise, dividends (payable in cash, stock or otherwise), as may be determined by the Board of Directors of the Company, may be declared and paid on the Common Stock and any other class or series of capital stock ranking equally with or junior to Preferred Stock from time to time out of any assets legally available for such payment, and the holders of Preferred Stock shall not be entitled to participate in any such dividend.

4.             Voting Rights.

(a)       Except as provided below or as expressly required by law, the holders of shares of Series A Preferred Stock shall have (i) no voting rights, (ii) no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of capital stock, and (iii) shall not be entitled to call a meeting of the Company’s shareholders for any purpose.

(b)       So long as any shares of Series A Preferred Stock remain outstanding, the affirmative vote or consent of the holders of at least two-thirds of all of the shares of Series A Preferred Stock at the time outstanding, voting separately as a class, shall be required to: (1) authorize or increase the authorized amount of, or issue shares of any class or series of stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company, or issue any obligation or security convertible into or evidencing the right to purchase, any class or series of stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company, except Mortgage Secured Notes; (2) amend the provisions of the Company’s Articles of Incorporation, as amended, so as to adversely affect the powers, preferences, privileges or rights of Preferred Stock, taken as a whole, provided, however, that any increase in the amount of the authorized or issued shares of Preferred Stock or authorized common or preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with or junior to Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) or the distribution of assets upon liquidation, dissolution or winding up of the Company will not be deemed to adversely affect the powers, preferences, privileges or rights of Preferred Stock; and (3) consolidate with or merge into any other corporation unless the shares of Preferred Stock outstanding at the time of such consolidation or merger or sale are converted into or exchanged for preference securities having such rights, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of Preferred Stock, taken as a whole. The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by the Company for the benefit of the holders of Preferred Stock to effect such redemption.

(c)       If the Company fails to pay, or declare and set apart for payment, dividends on outstanding shares of the Preferred Stock or any other series of preferred stock for six quarterly dividend periods, or their equivalent, whether or not consecutive, the number of directors shall be increased by the number of directors necessary so as to create a majority at our first annual meeting of the shareholders held thereafter, and at such meeting and at each subsequent annual meeting until cumulative dividends payable for all past dividend periods and continuous noncumulative dividends for at least one year on all outstanding shares of Preferred Stock entitled thereto shall have been paid, or declared and set apart for payment, in full, the holders of shares of preferred stock of all series shall have the right, voting as a class, to elect such majority additional members of the Board of Directors to hold office for a term of one year. Upon such payment, or such declaration and setting apart for payment, in full, the terms of such majority of additional directors so elected shall forthwith terminate, and the number of directors shall be reduced by such majority, and such voting right of the holders of shares of preferred stock shall cease, subject to increase in the number of directors as described above and to re-vesting of such voting right in the event of each and every additional failure in the payment of dividends for six quarterly dividend periods, or their equivalent, whether or not consecutive, as described above.

5.             Pre-Emptive Rights. The holders of shares of Series A Preferred Stock will have no preemptive rights with respect to any shares of the Company’s Capital Stock or any of its other securities convertible into or having rights or options to purchase any such Capital Stock.

6.             Conversion. The holders of the Series A Preferred Stock shall have the following rights with respect to the conversion of Series A Preferred Stock into shares of Common Stock (the “Conversion Rights”):

(a)       Conversion Right. Each share of Series A Preferred Stock may, at the option of the Holder, be converted at any time and from time to time, on sixty-one (61) days’ prior written notice of conversion to the Company, into five (5) shares of Common Stock (the “Conversion Rate”).

(b)       Exercise of Conversion Privilege. To exercise its privilege, each Holder of Series A Preferred Stock shall give written notice to the Company at its principal office that such Holder elects to convert such shares no earlier than sixty-one (61) days after delivery to such written notice to the Company. Upon expiration of such sixty-one (61) days’ notice period, the holder shall surrender the certificate or certificates (unless such shares are held in electronic form) representing the shares being converted to the Company at its principal office. Such notice shall also state the name or names (with address or addresses) in which the certificate or certificates for shares of Common Stock issuable upon such conversion shall be issued. The certificate or certificates for shares of Series A Preferred Stock surrendered for conversion shall be accompanied by proper assignment thereof to the Company or in blank. The date when such written notice is received by the Company the Company, together with the certificate or certificates representing the shares of Series A Preferred Stock being converted, shall be the “Series A Conversion Date.” As promptly as practicable after the Series A Conversion Date, the Company shall issue and deliver to the holder of the shares of Series A Preferred Stock being converted a certificate or certificates as it may request for the number of shares of Common Stock issuable upon the conversion of such shares of Series A Preferred Stock in accordance with the provisions of this Section 6, and pay in cash the amount of all unpaid dividends due but not paid under Section 3 (whether or not declared) on such shares of Series A Preferred Stock up to and including the Series A Conversion Date. Such conversion shall be deemed to have been effected immediately prior to the close of business on the Series A Conversion Date, and at such time the rights of the holder as holder of the converted shares of Series A Preferred Stock shall cease and the person or persons in whose name or names any certificate or certificates for shares of Class A Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares of Class A Common Stock represented thereby.

(c)       Partial Conversion. In the event some but not all of the shares of Series A Preferred Stock represented by a certificate or certificates surrendered by a Holder are converted, the Company shall execute and deliver to or on the order of the Holder, at the expense of the Company, a new certificate representing the shares of Series A Preferred Stock that were not converted.

(d)       Reservation of Common Stock. The Company shall reserve, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its shares of Common Stock as shall from time-to-time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock.

(e)       Termination of Rights on Conversion. All shares of Series A Preferred Stock surrendered for conversion as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such shares, including the rights, if any, to receive dividends, notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock and cash in lieu of fractional shares in exchange therefore, and also the right of the holders to receive dividends due but not paid (whether or not declared) under Section 3. Any shares of Series A Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Company may from time-to-time take such appropriate action as may be necessary to reduce the number of shares of authorized Series A Preferred Stock accordingly.

(f)       Adjustment for Merger, Reorganization, etc. In case of any consolidation, reorganization, recapitalization, reclassification, merger or share exchange involving the Company in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (which the Holders shall have consented to in accordance with Section 4 hereof), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon conversion of such Series A Preferred Stock would have been entitled upon such reorganization, recapitalization, reclassification, consolidation or merger; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 6 set forth with respect to the rights and interests thereafter of the Holders, to the end that the provisions set forth in this Section 6 shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

(g)       No Impairment. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, share exchange, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 6 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holders against impairment.

(h)       Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Rate pursuant to this Section 6, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment or readjustment is based and shall file a copy of such certificate with its corporate records. The Company shall, upon the written request at any time of any Holder, furnish or cause to be furnished to such holder a similar certificate setting forth (1) such adjustments and readjustments, (2) the Conversion Rate then in effect, and (3) the number of shares of Common Stock which then would be received upon the conversion of Series A Preferred Stock. Despite such adjustment or readjustment, the form of each or all stock certificate(s) representing Series A Preferred Stock, if the same shall reflect the initial or any subsequent Conversion Rate, need not be changed in order for the adjustments or readjustments to be valued in accordance with the provisions of this Certificate of Designation, Preferences and Rights which shall control.

(i)       Notice to Shareholders. If:

1. the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock of the Company (other than a subdivision or combination of the outstanding shares of Common Stock), any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; or

2. the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding-up of the affairs of the Company;

then the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of Series A Preferred Stock, and shall cause to be mailed to the Holders at their last address as they shall appear upon the stock books of the Company, at least thirty (30) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding-up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding-up; provided, however, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.

(j)       Issuance Taxes. The issuance of certificates for shares of Common Stock on any conversion of Series A Preferred Stock shall be made without charge to the holders thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such shares of Series A Preferred Stock so converted and the Company shall not be required to issue or deliver such certificates or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

(k)       Conversion Notices. Each Holder's conversion notice shall be given by facsimile and by mail, postage prepaid, addressed to the attention of the Chief Financial Officer of the Company at the facsimile telephone number and address of the principal place of business of the Company or the Company’s transfer agent,. Any such notice shall be deemed given and effective upon the earliest to occur of (i) if such conversion notice is delivered via facsimile prior to 4:30 P.M. (Miami, Florida, Time) to the Company's facsimile number, (ii) five days after deposit in the United States mail, or (iii) upon actual receipt by the party to whom such notice is required to be given.

(l)       Prohibition of Certain Actions. The Company will not, by amendment of its articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 6 and in the taking of all such action as may reasonably be requested by the Holder in order to protect the conversion privilege of such Holder against dilution or other impairment, consistent with the tenor and purpose of this Section 6. Without limiting the generality of the foregoing, the Company (A) will not increase the par value of any shares of any series of Common Stock receivable above the par value of the Series A Preferred Stock then in effect, (B) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the conversion of all Series A Preferred Stock from time to time outstanding, (C) will not take any action which results in any adjustment of the Conversion Rate if the total number of shares of Common Stock issuable after the action upon the conversion of all shares of Series A Preferred Stock would exceed the total number of shares of Common Stock then authorized by the Company's articles of incorporation and available for the purpose of issue upon such conversion.

7.             Redemption. The Company may redeem the Series A Preferred Stock in whole or in part from the proceeds of a public offering of the Company’s Common Stock or with the proceeds of a sale of the Company at a redemption value of $25.00 per share, together with accrued interest, provided that the proceeds of the public offering exceed the value of the Series A Preferred Stock outstanding. Any shares of Series A Preferred Stock that shall at any time have been redeemed shall, after redemption, be cancelled and not reissued. In case fewer than all of the shares represented by a Series A Preferred Stock certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the Holder thereof.

8.             Ranking. The shares of Series A Preferred Stock shall rank senior, as to dividends and upon liquidation, dissolution and winding up, to the Common Stock, and to any other class or series of capital stock of the Company now or hereafter authorized, issued or outstanding. The Company may authorize and issue additional Mortgage Secured Notes and shares of securities junior to or at parity with the Preferred Stock without the consent of the holders of the Preferred Stock. The Company may also issue additional series of Preferred Stock at parity with the Series A Preferred Stock.

9.             Liquidation Priority. If the Company liquidates, dissolves or winds up, holders of the Series A Preferred Stock will have the right to receive $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of payment, before any payment is made to the holders of our Common Stock or any other securities ranking junior to the Series A Preferred Stock.

10.            Restriction on Debt. Except for the Company’s Mortgage Secured Notes, the Company shall not issue unsecured debt or borrow money for any purposes other than those incidental to its daily business operations and originating and closing loans or using margin loans to purchase its Mortgage Secured Notes in the secondary market. The Mortgage Secured Notes are special limited obligations of the Company, in which the Company operates as a pass-through, forwarding borrower payments to the MSN noteholders less its service fee. The Company is only required to make payments on the MSNs to the extent they are received from borrowers.

11.            Miscellaneous Provisions.

(a)       Issue Tax. The issuance of certificates for shares of the Class A Common Stock upon conversion of any shares of Series A Preferred Stock shall be made without charge to the Holder thereof for any issuance tax in respect thereto.

(b)       Closing of Books. The Company will at no time close its transfer books against the transfer of any shares of Series A Preferred Stock or of any share of the Common Stock issued or issuable upon the conversion of Series A Preferred Stock in any manner which interferes with the timely conversion of such Series A Preferred Stock.

(c)       Headings of Subdivisions. The headings of the various Sections and other subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(d)       Severability of Provisions. If any voting powers, preferences and relative, participating, optional and other special rights of the Series A Preferred Stock and qualifications, limitations and restrictions thereon set forth in this Certificate of Designation are invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other powers, preferences and relative, participating, optional and other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereon set forth therein which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative, participating, optional and other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereon shall, nevertheless, remain in full force and effect, and no voting powers, preferences and relative, participating, optional or other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereon herein set forth shall be deemed dependent upon any other such voting powers, preferences and relative, participating, optional or other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereon unless so expressed herein.

The date of the Amendment's adoption is March 19, 2020.

The number of votes cast for the Amendment in a manner required by F.S. Ch. 607 and by the Company’s Articles of Incorporation was sufficient for approval. The voting groups entitled to vote separately on the Amendment were the Company’s common and preferred shareholders. The number of votes cast for the Amendment by the shareholders in each voting group was sufficient for approval by that voting group.

IN WITNESS WHEREOF, these Articles of Amendment to the Articles of Incorporation of Korth Direct Mortgage Inc., Amended and Restated Certificate of Designation of Series A 6% Cumulative Perpetual Convertible Preferred Stock have been duly executed by a duly authorized officer of this Corporation.

Dated: March 19, 2020	KORTH DIRECT MORTGAGE INC.

	By:	/s/ Holly MacDonald-Korth
Holly MacDonald-Korth, President